UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 4, 2006

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On May 4, 2006, EOG Resources, Inc. issued a press release announcing first quarter 2006 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated May 4, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 4, 2006

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated May 4, 2006

EXHIBIT 99.1

EOG Resources, Inc.
News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS FIRST QUARTER 2006 RESULTS
- United States Natural Gas Production Increases by 10 Percent Over First Quarter 2005
- Announces Significant North Louisiana Natural Gas Discovery

FOR IMMEDIATE RELEASE: Thursday, May 4, 2006

HOUSTON - EOG Resources, Inc. (EOG) today reported first quarter 2006 net income available to common of $424.8 million, or $1.73 per share. This compares to first quarter 2005 net income available to common of $200.8 million, or $0.83 per share.

The results for the first quarter 2006 included a previously disclosed $107.0 million ($68.8 million after tax, or $0.28 per share) gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $30.1 million ($19.3 million after tax, or $0.08 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $375.3 million, or $1.53 per share. Last year's first quarter results included a $0.9 million ($0.6 million after tax, or less than $0.01 per share) loss on the mark-to-market of financial commodity price transactions. The net cash inflow from the settlement of financial commodity price transactions was $9.8 million ($6.4 million after tax, or $0.03 per share). Reflecting these items, first quarter 2005 adjusted non-GAAP net income available to common was $207.8 million, or $0.86 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

Operational Highlights

United States natural gas production increased 10 percent over the first quarter 2005 with particularly strong performance from EOG's Rocky Mountain, North Louisiana and Fort Worth operations.

In the Rocky Mountains' Uinta Basin in western Utah, natural gas production increased from ongoing drilling success and development activity in the Mesaverde. EOG plans to drill more than 170 wells this year in the Uinta, the majority on its 64,000 net acre position in the Natural Buttes/Chapita Wells areas of the basin. The company has more than doubled its drilling activity from three rigs that were operating in January to the current seven rig program.

In North Louisiana, EOG is participating in several high potential prospects in the Expanded Cotton Valley Play. EOG has a 50 percent working interest in the Marr 24 No. 1, which began natural gas production in February at an initial rate of 7.8 million cubic feet per day (MMcfd), gross. With its partners, EOG is running four rigs across the play.

Also in the Expanded Cotton Valley Play on trend with the prolific Vernon Field, EOG reported a natural gas discovery on the Eros prospect. Drilled to 14,000 feet, the Spillers No.18-1, in which EOG has a 50 percent working interest, encountered significant natural gas pay. Three separate zones were completed, each testing at rates between 3 and 9 MMcfd, gross. A fourth zone remains to be completed. EOG plans to pursue immediate development of the estimated 100 to 200 net billion cubic feet natural gas discovery. Another high impact prospect will be tested in this region later in the year.

EOG reported excellent drilling results from Johnson County in the Fort Worth Basin. In eastern Johnson County, EOG completed the Raam No. 2H, which began flowing to sales in mid-April at 9 MMcfd of natural gas. EOG has a 100 percent working interest in the well, which was drilled as a 500 foot offset location to the previously announced discovery, the Raam No. 1H. In western Johnson County, the Clements No. 1H, in which EOG has a 100 percent working interest, tested at 5 MMcfd of natural gas.

"EOG's first quarter natural gas production from the Fort Worth Basin Barnett Shale Play exceeded our expectations. Across our operations, we added multiple wells at strong production rates that contributed to EOG's robust first quarter U.S. natural gas production growth," said Mark G. Papa, Chairman and Chief Executive Officer.

Capital Structure

During the first quarter, EOG further reduced long-term debt outstanding to $933 million at March 31, 2006. At quarter end, cash on the balance sheet was $821 million for net debt of $112 million. (Please refer to the attached tables for the reconciliation of non-GAAP net debt to current and long-term debt.) The company's debt-to-total capitalization ratio was 16 percent at March 31, 2006, down from 19 percent at December 31, 2005.

"EOG continues to execute its game plan to consistently deliver high organic growth, with low debt and a vigorous rate of return," said Papa.

Conference Call Scheduled for May 5, 2006

An updated investor presentation and reconciliation schedules will be posted to the EOG website prior to the conference call.

EOG's first quarter 2006 conference call will be available via live audio webcast at 9 a.m. Central Daylight Time (10 a.m. Eastern Daylight Time) Friday, May 5, 2006. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Friday, May 19, 2006.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2005, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

Energy   **Opportunity**   **Growth**

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended March 31			
		2006		2005
Net Operating Revenues	$	1,084.5	$	688.2
Net Income Available to Common	$	424.8	$	200.8
Net Income Per Share Available to Common				
Basic	$	1.76	$	0.85
Diluted	$	1.73	$	0.83
Average Number of Shares Outstanding				
Basic		241.1		237.3
Diluted		245.9		242.1

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended March 31			
		2006		2005
Net Operating Revenues				
Wellhead Natural Gas	$	789,061	$	543,106
Wellhead Crude Oil, Condensate and Natural Gas Liquids		184,718		144,536
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts		107,024		(940)
Other, Net		3,733		1,454
Total		1,084,536		688,156
Operating Expenses				
Lease and Well		87,484		65,768
Transportation Costs		28,096		17,107
Exploration Costs		39,392		34,816
Dry Hole Costs		10,726		14,582
Impairments		22,773		12,172
Depreciation, Depletion and Amortization		177,652		153,016
General and Administrative		36,291		28,687
Taxes Other Than Income		53,694		41,913
Total		456,108		368,061
Operating Income		628,428		320,095
Other Income, Net		14,556		5,465
Income Before Interest Expense and Income Taxes		642,984		325,560
Interest Expense, Net		13,153		13,957
Income Before Income Taxes		629,831		311,603
Income Tax Provision		203,124		108,900
Net Income		426,707		202,703
Preferred Stock Dividends		1,858		1,858
Net Income Available to Common	$	424,849	$	200,845

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended March 31	
	2006	2005
Wellhead Volumes and Prices		
Natural Gas Volumes (MMcfd)		
United States	758	689
Canada	229	234
United States & Canada	987	923
Trinidad	283	205
United Kingdom	34	35
Total	1,304	1,163
Average Natural Gas Prices ($/Mcf)		
United States	$ 7.77	$ 5.97
Canada	7.87	5.69
United States & Canada Composite	7.79	5.90
Trinidad	2.44	1.74
United Kingdom	11.56	6.65
Composite	6.72	5.19
Crude Oil and Condensate Volumes (MBbld)		
United States	21.0	22.5
Canada	2.6	2.5
United States & Canada	23.6	25.0
Trinidad	5.4	4.1
United Kingdom	0.2	0.2
Total	29.2	29.3
Average Crude Oil and Condensate Prices ($/Bbl)		
United States	$ 60.42	$ 48.79
Canada	51.95	44.79
United States & Canada Composite	59.48	48.39
Trinidad	61.79	45.38
United Kingdom	57.86	39.74
Composite	59.90	47.91
Natural Gas Liquids Volumes (MBbld)		
United States	7.3	5.5
Canada	0.7	1.5
Total	8.0	7.0
Average Natural Gas Liquids Prices ($/Bbl)		
United States	$ 37.19	$ 29.28
Canada	42.77	27.47
Composite	37.69	28.89
Natural Gas Equivalent Volumes (MMcfed)		
United States	927	857
Canada	249	258
United States & Canada	1,176	1,115
Trinidad	316	230
United Kingdom	35	36
Total	1,527	1,381
Total Bcfe Deliveries	137.5	124.3

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	March 31, 2006	December 31, 2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 821,327	$ 643,811
Accounts Receivable, Net	627,667	762,207
Inventories	76,638	63,215
Assets from Price Risk Management Activities	88,385	11,415
Deferred Income Taxes	-	24,376
Other	50,741	58,214
Total	1,664,758	1,563,238
Oil and Gas Properties (Successful Efforts Method)	11,742,417	11,173,389
Less: Accumulated Depreciation, Depletion and Amortization	(5,269,596)	(5,086,210)
Net Oil and Gas Properties	6,472,821	6,087,179
Other Assets	105,811	102,903
Total Assets	$ 8,243,390	$ 7,753,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 673,914	$ 679,548
Accrued Taxes Payable	169,360	140,902
Dividends Payable	14,760	9,912
Deferred Income Taxes	36,228	164,659
Current Portion of Long-Term Debt	124,075	126,075
Other	49,188	50,945
Total	1,067,525	1,172,041
Long-Term Debt	808,667	858,992
Other Liabilities	289,850	283,407
Deferred Income Taxes	1,333,988	1,122,588
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	99,121	99,062
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and		
249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	60,905	84,705
Unearned Compensation	-	(36,246)
Accumulated Other Comprehensive Income	175,743	177,137
Retained Earnings	4,330,772	3,920,483
Common Stock Held in Treasury, 6,864,234 Shares at		
March 31, 2006 and 7,385,862 Shares at December 31, 2005	(125,676)	(131,344)
Total Shareholders' Equity	4,743,360	4,316,292
Total Liabilities and Shareholders' Equity	$ 8,243,390	$ 7,753,320

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2006	2005
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 426,707	$ 202,703
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	177,652	153,016
Impairments	22,773	12,172
Stock-Based Compensation Expenses	9,003	2,719
Deferred Income Taxes	106,326	44,928
Other, Net	(4,444)	(1,462)
Dry Hole Costs	10,726	14,582
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	(107,024)	940
Realized Gains	30,054	9,807
Tax Benefits From Stock Options Exercised	-	9,348
Other, Net	4,299	(2,113)
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	135,150	5,518
Inventories	(13,370)	(8,701)
Accounts Payable	(9,535)	(26,352)
Accrued Taxes Payable	29,298	41,807
Other Liabilities	5,429	3,666
Other, Net	(3,090)	(6,459)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(33,187)	25,720
Net Cash Provided by Operating Activities	786,767	481,839
Investing Cash Flows		
Additions to Oil and Gas Properties	(589,048)	(363,760)
Proceeds from Sales of Assets	2,741	19,752
Changes in Components of Working Capital Associated with		
Investing Activities	33,288	(25,671)
Other, Net	(5,253)	(7,394)
Net Cash Used in Investing Activities	(558,272)	(377,073)
Financing Cash Flows		
Net Commercial Paper and Line of Credit Borrowings	-	42,175
Long-Term Debt Repayments	(52,325)	-
Dividends Paid	(11,432)	(8,880)
Excess Tax Benefits from Stock-Based Compensation Expenses	7,177	-
Proceeds from Stock Options Exercised	6,129	14,264
Changes in Components of Working Capital Associated with		
Financing Activities	(101)	(49)
Net Cash (Used in) Provided by Financing Activities	(50,552)	47,510
Effect of Exchange Rate Changes on Cash	(427)	129
Increase in Cash and Cash Equivalents	177,516	152,405
Cash and Cash Equivalents at Beginning of Period	643,811	20,980
Cash and Cash Equivalents at End of Period	$ 821,327	$ 173,385

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP) TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts first quarter reported Net Income Available to Common to reflect actual cash realized from previously disclosed gas hedges by eliminating the unrealized mark-to-market gains or losses from these transactions. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months. EOG management uses this information for comparative purposes within the industry.

| | Quarter Ended March 31 | |
	2006	2005
Reported Net Income Available to Common	$ 424,849	$ 200,845
Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total (Gains) Losses	(107,024)	940
Realized Gains	30,054	9,807
Subtotal	(76,970)	10,747
After Tax MTM Impact	(49,530)	6,916
Adjusted Non-GAAP Net Income Available to Common	$ 375,319	$ 207,761
Adjusted Non-GAAP Net Income Per Share Available to Common		
Basic	$ 1.56	$ 0.88
Diluted	$ 1.53	$ 0.86
Average Number of Shares Outstanding		
Basic	241,118	237,293
Diluted	245,923	242,114

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month periods ended March 31 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs, Changes in Components of Working Capital, Other Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2006	2005
Net Cash Provided by Operating Activities (GAAP)	$ 786,767	$ 481,839
Adjustments		
Exploration Costs	39,392	34,816
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	(135,150)	(5,518)
Inventories	13,370	8,701
Accounts Payable	9,535	26,352
Accrued Taxes Payable	(29,298)	(41,807)
Other Liabilities	(5,429)	(3,666)
Other, Net	3,090	6,459
Changes in Components of Working Capital Associated with Investing and Financing Activities	33,187	(25,720)
Preferred Stock Dividends	(1,858)	(1,858)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 713,606	$ 479,598

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP)
AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL
CAPITALIZATION RATIO TO CURRENT AND LONG-TERM DEBT (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) as used in the Net Debt-to-Total Capitalization ratio calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt in their Net Debt-to-Total Capitalization calculation. EOG management uses this information for comparative purposes within the industry.

	December 31, 2005	March 31, 2006
Total Shareholders' Equity - (a)	$ 4,316	$ 4,743
Current and Long-Term Debt	985	933
Less: Cash	(644)	(821)
Net Debt (Non-GAAP) - (b)	341	112
Total Capitalization (Non-GAAP) - (a) + (b)	$ 4,657	$ 4,855
Net Debt-to-Total Capitalization - (b) / [(a) + (b)]	7%	2%